Byron Rooney Manuel Garciadiaz byron.rooney@davispolk.com manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017

September 10, 2021

Re:	Nu Holdings Ltd. Draft Registration Statement on Form F-1 Submitted August 2, 2021 CIK No. 0001691493

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller Sharon Blume Tonya Aldave Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Nu Holdings Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated August 30, 2021 (the “Comment Letter”). On August 2, 2021, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement,” and as amended or supplemented from time to time, the “Registration Statement”) relating to a proposed initial public offering of the Company’s Class A ordinary shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter, on a confidential basis via EDGAR, Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which reflects these revisions.

We bring to the Staff’s attention that Amendment No. 1 has been updated to include the unaudited interim condensed consolidated financial statements of the Company and its consolidated subsidiaries as of and for the three and six months ended June 30, 2021. Accordingly, related disclosure throughout Amendment No. 1 has also been updated.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 1. We are also sending, under separate cover, a marked copy of Amendment No. 1 showing changes to the Draft Registration Statement.

Cover Page

1.	Please separately quantify the number of overallotment shares to be sold by the company and the selling shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will address the Staff’s comment in a later submission or filing of the Registration Statement, once the Company has determined the extent of the participation of the selling shareholders and the composition of the overallotment option.

Prospectus Summary

Overview, page 1

2.

Please balance your Overview discussion by addressing the company’s recent history of net losses. As appropriate, please also discuss the company’s historical financial results in the Risk Factors Summary and Risk Factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 14, 49 and 204 of Amendment No. 1 in response.

3.

Please disclose the source of your statements on page 1 that you are “the largest digital banking platform in the world, outside of Asia” and on page 6 that you “have built the largest digital banking platform globally.” In addition, on page 6 disclose the next three largest digital banking platforms in the United States, Europe and Latin America.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that is has revised the statements on pages 1 and 11 of Amendment No. 1 to read: “We believe Nu is the largest digital banking platform in the world, outside of Asia” and “We believe we have built the largest digital banking platform in the world outside of Asia,” respectively, and has made conforming changes on pages 10, 12, 114, 203, 219, 222 and 223 of Amendment No. 1. The Company has also removed all references to the “next three largest digital banking platforms in the United States, Europe and Latin America.”

The Company further respectfully advises the Staff that, based on management’s knowledge of the Company’s industry, the Company believes that the largest digital banking platforms around the world are Ant Group, Tencent, PayTM, PayPal, Square, KakaoBank, Revolut, Tinkoff and Chime, based on the number of customers using banking products. The above-referenced statements are supported by the Company’s comparison of the number of customers of each of Ant Group, Tencent, PayTM, PayPal, Square, KakaoBank, Revolut, Tinkoff and Chime against the number of customers on the Company’s platform, in each case according to the public statements of each of these digital banking platforms and data from WallStreet Research, an independent research firm, and has disclosed these sources on page 98 of Amendment No. 1.

4.

We note your reference in the summary and elsewhere in the prospectus to your 36.9 million customers as well as your less prominent discussion of your active customers. Please revise to discuss why you believe customers is a useful metric to understanding your business, how management utilizes the customers and active customers metrics, and any material limitations or assumptions associated with these metrics. Please also explain in greater detail how the customers metric was constructed, including a discussion of why accounts that have been voluntarily closed are included.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 97-98 of Amendment No. 1 in response. The Company respectfully advises the Staff that accounts that have been voluntarily closed are not included in the number of customers, and has revised the definition of “customers” set forth initially on page iii and elsewhere in Amendment No. 1 to so clarify.

Prospectus Summary

Overview

Welcome to Nu, page 1

5.

Please disclose how you calculated 86% organic customer growth in 2020 and that you are the primary bank for over 40% of your customers who have been with you for more than 12 months as of March 31, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the “Glossary of Terms” to define “organic customer growth” and “primary bank,” and has revised the disclosure on pages 2 and 204 of Amendment No. 1 to refer the reader to those definitions.

Non-IFRS Financial Measures and Reconciliations, page 25

6.	You disclose that Adjusted Net loss for the year ended 2020 increased 81.1% from 2019 as reported. However, it appears that the net loss declined 81.1%. Please revise as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 34 of Amendment No. 1 in response.

7.

Please quantify in a separate line item and clearly explain, the related tax impact on your non-IFRS adjustments, as applicable. Refer to Question 102.11 of Non-GAAP Financial Measures - Compliance & Disclosure Interpretations (“CD&I”) for further guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 33-34 of Amendment No. 1 in response. The Company respectfully advises the Staff that there is no tax impact on Adjusted Net Income (Loss) from finance costs related to results with convertible instruments.

Risk Factors

Risks Relating to Intellectual Property, Privacy and Cybersecurity, page 49

8.

Please add a risk factor to disclose the nature of your board of director’s role in overseeing your cybersecurity risk management, the manner in which the board administers this oversight function and any effect this has on the board’s leadership structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 and 269 of Amendment No. 1 in response. The Company respectfully advises the Staff that it believes the current composition of its board of directors enables the Company to effectively oversee cybersecurity risk management, given the significant experience of certain of its directors with cybersecurity matters, including in particular Ms. Anita Sands.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Nu Journey, page 99

9.	Please expand your discussion to present your Nu Journey/growth by financial season and product so that investors can evaluate the impact on trends between underwriting, product and cost of risk.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the discussion of the five financial seasons of our customers’ journey described on pages 2, 4, 114-115, 203 and 225 of Amendment No. 1 are intended to facilitate investors’ understanding of different phases of our customers’ financial trajectories, each of which presents different challenges and opportunities, and that collectively have led to what the Company’s product offering is today.

We use the concept of the five financial seasons to enable readers to understand the purpose behind each of our products, which are designed to meet the needs of our customers across different stages of their financial lives, and each financial season, or a combination of seasons, drives our product solutions. However, any given customer does not necessarily progress in a specific sequential order of financial seasons in its adoption of our products. For example, our discussion of the number of products per monthly active customer by quarterly cohort on page 136 of Amendment No. 1 shows that our earliest cohorts started with a single product and adopted multiple new products as they were introduced (without reference to a particular financial season) and our latest cohorts are starting out with close to three products in the first few months alone, and adoption of each of our products impacts our business differently. Therefore, we use the concept of five financial seasons to organize our description of our product offering in different conceptual stages, but do not use this concept as a managerial, accounting or performance metric to analyze or evaluate our business’ operating or financial performance, and accordingly this concept does not enable us to evaluate any impact on trends between underwriting, product and cost of risk.

Our Self-Reinforcing Model, page 100

10.

You disclose the four dimensions of your self-reinforcing model; low cost to acquire, low cost to serve, low cost of risk and low cost of funding that fundamentally differentiate you from traditional incumbent institutions. Please expand your Low Cost of Risk discussion to address the following:

•

Disclose customers risk ratings/behavior scores for the periods presented that contributed to the 45% decline in credit card 90-day delinquency rates from roughly 4.9% at 4Q19 to 2.7% at 1Q21. To the extent such changes were driven by change in product mix and or credit limits, please also provide supporting metrics;

•	Please disclose how credit limits are utilized in managing credit risk; and

•	Disclose the impact of the reduction in credit limits during the Covid-19 pandemic on the decline on delinquency rate from roughly 4.9% pre-pandemic to 2.7% post pandemic as disclosed on page 107.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of Amendment No. 1. The Company respectfully advises the Staff that it has not meaningfully changed its product mix or reduced credit limits for any of its existing customers. The Company further advises the Staff that it optimizes credit limits at a consumer level using its credit underwriting engine that balances the expected marginal revenue and expected marginal loss associated with incremental credit limits using an NPV (“Net Present Value”) framework. Credit limit assignment considers the losses coming from potential future draws on an undrawn portion of a credit line under a worsening economic scenario. In addition, the Company pursues a “low and grow” strategy with credit limits, in that it grants lower limits to new customers who the Company assesses as higher risk and then increases those limits selectively based on positive usage and repayment track record. As the Company has clarified on pages 127 and 128 of Amendment No. 1, during the first few months of the COVID-19 pandemic, the Company lowered the initial credit limits for new customers, but respectfully advises the Staff that such reductions in initial credit limits for new customers did not significantly contribute to the decline in 90-day delinquency rates. Such declines in delinquency levels were not specific to the Company, but rather were observed across the full credit card industry in Brazil, primarily driven by COVID-19-related government assistance to consumers and increased consumer saving rates.

Results of Operations, page 119

11.

Please disaggregate the following consistent with the presentation in Notes 6 and 8 to your consolidated financial statements for the year ended December 31, 2020 and provide explanations for period over period changes, including reference to related metrics:

•	Interest income and gains (losses) on financial instruments;

•	Fee and commission income;

•	Interest and other financial expenses

•	Transactional expenses; and

•	Operating expenses

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 146-159 of Amendment No. 1 to provide tabular and narrative disclosure of the above-referenced sub-line items where such sub-line items were a principal driver of period-over-period change.

Critical Accounting Estimates and Judgments

Credit Losses on Financial Instruments, page 131

12.

Please enhance your disclosure to explain why your base case of US$ 242.6 as presented in your sensitivity analysis, for Brazilian credit card and loan operations, is greater than the Modeled ECL of US$ 192.6 and or revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 165-166 of Amendment No. 1 in response.

Capital Management, page 138

13.

Please include a complete description, or cross-reference to a description, of the capital requirements you are subject to under CMN Resolution No. 4,193/13 and the Central Bank of Brazil’s Circular No. 3,681/13 referenced on page 138.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the “Regulatory Overview” section on pages 186-187 of Amendment No. 1, and has added a cross reference to the “Regulatory Overview—Brazil—Other Rules—Corporate Capital and Limits of Exposure” section on page 174 of Amendment No. 1, in response.

Business, page 162

14.

We note that you generate revenue from business activities in Brazil, Mexico and Colombia. We also note your disclosure on page 98 that you offer products for “financial seasons” of (1) spending, (2) saving, (3) investing, (4) borrowing and (5) protecting. Please revise your business section disclosure to provide a more complete description, including quantification on a percentage basis if possible, of the relative contributions to your business and revenues from each of the three countries of operations, and each of the five “financial seasons” products.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company does not track revenue across the “financial seasons” or attribute a particular revenue stream to any one “financial season.” While the Company believes the “financial seasons” provide a beneficial framework to educate its customers and potential customers on the products and services that the Company offers, the Company does not use the “financial seasons” framework in its evaluation of its financial results or in its financial reporting, and does not segment its revenue across the “financial seasons.”

In response to the portion of the Staff’s comment relating to revenue from the countries in which the Company operates, the Company has revised the disclosure on page 259 of Amendment No. 1 to provide a breakdown of revenue by country.

15.

We note that this section includes multiple images from your mobile application and/or website in Portuguese. Please comply with Securities Act Rule 403(c)(1) if you elect to include pages from the website or the mobile application in a foreign language as part of the prospectus. In the alternative, remove images in Portuguese.

Response: The Company respectfully acknowledges the Staff’s comment and has made revisions throughout Amendment No. 1, including on pages 226-237, to include English translations of the above-referenced images.

Influencer Partnerships, page 185

16.

We note your references to the partnership with Brazilian pop star Anitta, who has also joined your board of directors in June 2021. If she is compensated for this partnership, disclose the amount of compensation. In addition, consider whether such compensation, if any, should also be included in the related party transactions section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 281 of Amendment No. 1 to add a description of the Company’s partnership with Anitta, including her associated compensation.

Social Media, page 186

17.	We note your disclosure that you “have attracted approximately 9 million followers and 24 million impressions across all social channels.” Please briefly explain what you meant by “impressions” here.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that “impressions” means the number of times the Company’s posts, stories, videos or live videos were viewed on-screen by an account other than the Company during a given month, and may include multiple views of such posts, etc. by the same accounts. The Company has revised page 236 of Amendment No. 1 to include this definition.

Properties, page 192

18.	Please disclose whether you own or lease your offices and provide an approximate square footage for office space in each country.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company leases, rather than owns, its office space. In response to the Staff’s comment, the Company has added a table on page 261 of Amendment No. 1 that lists the location and approximate square footage of the Company’s office space in each of Brazil, Colombia and Mexico, which constitute the only material leased properties of the Company in accordance with Part I, Item 4(a) of Form F-1 and Part I, Item 4.D of Form 20-F.

Employment Agreements, page 202

19.	We note your disclosure here that “certain of [y]our executive officers have entered into employment agreements” with you. Please disclose which executive officers you are referring to here.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 271 of Amendment No. 1 to clarify that the Company (through one or more operating subsidiaries) expects to enter into services agreements with each executive officer listed in the “Management—Executive Officers” section of Amendment No. 1, other than Jagpreet Singh Duggal, prior to the closing of the Company’s proposed initial public offering.

Certain Relationships and Related Party Transactions, page 210

20.

We note your disclosure on page 208 relating to the issuance of stock to Rua California Ltd., an entity controlled by your founding shareholder David Velez Osorno. Please revise to include this transaction in the related party transactions section and in the recent sales of unregistered securities section or advise.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the page 281 of Amendment No. 1, which includes a cross-reference to the description of the Contingent Share Awards disclosed in the section titled “Executive Compensation.” The Company respectfully advises the Staff that it has revised the disclosure on pages II-2 of Amendment No. 1 to include the 2020 Contingent Share Awards in the recent sales of unregistered securities section.

21.

We note that your affiliate NuInvest is one of the underwriters in this offering. Please disclose the nature and extent of this proposed transaction in the related party section of the prospectus. Refer to Item 7.B.1 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 281-282 of Amendment No. 1 in response.

Note 12 Credit card receivables, page F-105

22.

Please disclose credit card receivables by financial season and or product including related credit metrics in Note 12 to enable investors to evaluate expected credit losses, including changes in the amount of expected credit losses and reasons for those changes. Refer to IFRS 7, paragraph 35B.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in line with its response to Comment #14 above, the Company does not track credit card receivables across the “financial seasons.” The Company further respectfully advises the Staff that it has a single credit card product (and no sub-products), which single credit card product has a number of functionalities that can result in three types of balances: current, revolving and installment. The Company addresses these types of balances together for the purposes of determining ECL, and manages credit limits at the credit card level, considering the receivables in each of the three balance categories. The Company further respectfully advises the Staff that it believes it has complied with the requirements of IFRS 7, paragraph 35B by providing information with respect to its lending and credit card products in Note 13 to its audited consolidated financial statements and Note 12 to its unaudited interim condensed consolidated financial statements included in Amendment No. 1.

23.	Please expand your Breakdown by maturity to address the following:

•	Disclose that accounts 30 < 60 days and > 60 days as presented are not overdue and are related to installments and revolving receivables; and

•	Disaggregate amounts greater than 90 days consistent with how you evaluate whether there has been a significant increase in credit risk.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-110 of Amendment No. 1 in response.

24.	Please address the following in your credit loss allowance—changes table:

•	Separately disclose the impact to the loss allowance from new accounts;

•

Disaggregate net increase of loss allowance of 160,770 to separately present recoveries and reversals and tell us why it does not agree to credit card receivables credit loss allowance expense of 142,568 on page F-98;

•	Disaggregate the credit/remeasurement impact of transfers between stages;

•	Separately disclose the impact of repayments/settlement of outstanding balances; and

•	Separately disclose the impact of changes to risk, parameters and models.

Refer to IFRS 7, paragraph 35B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-102 and F-113 of Amendment No. 1 in response.

25.

We note your disclosure of credit loss allowance—by credit quality vs stages and that in determining whether there has been a significant increase in credit risk, Stage 2, you compare current client behavior scores with the score upon credit approval. Please disclose how client behavior scores map to probability of default and stages. Refer to IFRS 7, paragraph 35B.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-112 of Amendment No. 1 in response.

Item 7. Recent Sales of Unregistered Securities

Preferred Share Issuances, page II-2

26.	Please revise all share related disclosures throughout the registration statement to reflect the impact of all share splits. Refer to SAB Topic 4(C) – Change in Capital Structure.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout Amendment No. 1 to reflect the impact of the share split, in accordance with SAB Topic 4(C).

Item 8. Exhibits and Financial Statement Schedules, page II-3

27.	We note your reference to U.S. tax counsel opinion by Davis Polk & Wardwell LLP on page 247. Please file it as an exhibit to your registration statement or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has added the U.S. tax counsel opinion from Davis Polk & Wardwell LLP to the “Exhibits” table in Part II, Item 8 of Amendment No. 1, which opinion will be filed with a subsequent amendment to the Registration Statement.

28.

Please file your material contracts as exhibits to the registration statement and describe their material terms or advise why you are not required to do so. In this regard, we note your references to the following agreements in the prospectus:

•	June 2019 subordinated financial letter of Nu Financeira on page 129;

•	loan credit facility with Bank of America Mexico, S.A on page 129;

•	term loan credit facility with J.P. Morgan Mexico S.A. on page 129;

•	term loan credit facility with an affiliate of Goldman Sachs & Co. on page 129;

•	partnerships with Chubb and Remessa Online on page 178; and

•	deposit agreement on page 238.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has included in the “Exhibits” table in Part II, Item 8 of Amendment No. 1 the material contracts that are required to be filed pursuant to Item 8 of Form F-1 and Item 601 of Regulation S-K. Specifically, in response to the Staff’s comment, the Company has added the Deposit Agreement to the “Exhibits” table, which agreement will be filed with a subsequent amendment to the Registration Statement.

The Company respectfully submits to the Staff that none of (i) the subordinated financial letter of Nu Financeira, (ii) the loan credit facility with Bank of America Mexico, S.A., (iii) the term loan credit facility with J.P. Morgan Mexico S.A., (iv) the term loan credit facility with an affiliate of Goldman Sachs & Co., (v) the agreement governing the Company’s partnership with Chubb or (vi) the agreement governing the Company’s partnership with Remessa Online constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. Item 601(b)(10) of Regulation S-K defines a “material contract” as a “contract not made in the ordinary course of business that is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement,” and notes that a contract is made in the “ordinary course” if it is “such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries.”

The Company respectfully advises the Staff that contracts (i)-(iv) were made in the ordinary course of the Company’s business, specifically to fund the Company’s geographic expansion. The Company further respectfully advises the Staff that the Company’s business is not “substantially dependent” (within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K) on any of these four contracts, and notes that – in the aggregate – these four contracts represented only 1.1% of the Company’s total liabilities as of June 30, 2021.

The Company further respectfully advises the Staff that contracts (v) and (vi) were likewise made in the ordinary course of the Company’s business. The Company entered into its partnership with Chubb in connection with its NuLife insurance product, which accounted for just 0.51% of the Company’s revenue in the quarter ended June 30, 2021, and entered into its collaboration with Remessa Online in connection with its online remittance services, which did not contribute to the Company’s revenue in the quarter ended June 30, 2021. Further, the Company respectfully advises the Staff that the Company’s business is not “substantially dependent” (within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K) on either of these strategic partnerships, and notes that the Company could obtain comparable services at similar terms from alternative providers.

General

29.

We note that throughout the prospectus you often describe the industry and your performance using compound annual growth rate (“CAGR”). Because CAGR only represents two discrete snapshots in time, but does not show trends or events during the period represented, please balance your disclosure by also including the annual rates for the periods represented.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 204 and 208-209 of Amendment No. 1 in response.

30.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that to date no written communications as defined in Rule 405 under the Securities Act of 1933 (as amended, the “Securities Act”) have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act. If in the future any such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

31.

Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response: The Company respectfully acknowledges the Staff’s comment and has included the intended pictures and graphics in Amendment No. 1 for the Staff’s review.

32.

We note that your forum selection provision identifies the Grand Court of the Cayman Islands as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Because this exclusive forum provision applies to actions arising under the Securities Act, but does not apply to actions arising under the Exchange Act, please also ensure the governing documents state this clearly or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 90 and 298 of Amendment No. 1 to clarify that investors cannot waive the Company’s compliance with U.S. federal securities laws and the rules and regulations thereunder. The Company respectfully advises the Staff that the form of its Memorandum and Articles of Association that will be in effect upon the closing of the proposed initial public offering, which form will be filed as an exhibit to a subsequent amendment to the Registration Statement, provides: “Unless the Company (through approval of the Board of Directors) consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” The Company intends to retain disclosure in its future filings with the Commission that nothing in the Company’s Memorandum and Articles of Association will preclude shareholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.

* * *

Please do not hesitate to contact me at 212-450-4658 or byron.rooney@davispolk.com or Manuel Garciadiaz at 212-450-6095 or manuel.garciadiaz@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Byron B. Rooney

Byron B. Rooney

cc:	David Vélez Osorno, Chief Executive Officer, Nu Holdings Ltd.
Guilherme Lago, Chief Financial Officer, Nu Holdings Ltd.
Manuel Garciadiaz, Davis Polk & Wardwell LLP
Donald Baker, White & Case LLP
John Guzman, White & Case LLP